THE CANANDAIGUA FUNDS
72 SOUTH MAIN STREET
CANANDAIGUA, NY 14424

                                       September 5, 2002

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange
Act of 1934, we are transmitting herewith the attached
Form N-17f-2.

Sincerely,

Jay Bachstein


U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies


Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination
completed:

811-7322                                   5/23/02

2. State Identification Number:
 New York State Identification Number Equity Fund:16-1564025
 New York State Identification Number Bond Fund: 16-1564026

AL           AK           AZ           AR          CA           CO
CT           DE           DC           FL          GA           HI
ID           IL           IN           IA          KS           KY
LA           ME           MD           MA          MI           MN
MS           MO           MT           NE          NV           NH
NJ           NM           NY           NC          ND           OH
OK           OR           PA           RI          SC           SD
TN           TX           UT           VT          VA           WA
WV           WI           WY           PUERTO RICO

Other (specify):
The Funds are organized as a Delaware business trust, but are located in New York State.


3. Exact name of investment company as specified in registration statement:
      The Canandaigua Funds


4. Address of principal executive office: (number, street, city, state, zip code)
      72 South Main Street, Canandaigua, New York,  14424


INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.








                           The Canandaigua Funds

                      Examination Of Management's Assertion

                (Compliance with the requirements of subsection
                 (b) and (c) of Rule 17f-2 under the Investment
                           Company Act of 1940)

                                May 23, 2002

118:



                     Independent Auditors' Report


To the Supervisory Committee
The Canandaigua Funds
Canandaigua, New York

We have examined management's assertion about The Canandaigua Funds (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 23, 2002, with respect to cash securities reflected in the investment account of the Company maintained by Canandaigua National Bank & Trust Company (CNB), included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, announced as of May 23, 2002 and for the period from December 31, 2001 (the date of our last examination) through May 23, 2002, and with respect to agreement of cash securities held by the Company's investment agent Canandaigua National Bank & Trust Company.

     - Reconciliation as of May 23, 2002 of all cash securities balances of the Company held by CNB, to the books and records of CNB and to the books and records of the Company as prepared by the Company's accounting service Orbitex Fund Services (OFS, including agreement to CNB's daily reconciliation of cash balances.

     - Confirmation of all cash securities balances of the Company held by CNB as of May 23, 2002, which are maintained, in the book entry form, by the Federal Reserve Bank, with the Federal Reserve Bank of New York.

       Agreement of three additional day's cash securities balances of the Company held by CNB for the period from December 31, 2001 through May 23, 2002, to CNB's daily reconciliation of cash securities balances as of those dates.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that The Canandaigua Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 23, 2002 with respect to cash securities reflected in the investment account of the Company maintained by CNB, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Supervisory Committee and management of The Canandaigua Funds and the Securities and Exchange Commission and should not be issued for any other purpose.



Canandaigua, New York
July 26, 2002

184:



          Management Statement Regarding Compliance With Certain
            Provisions of the Investment Company Act of 1940





We, as members of management of The Canandaigua Funds (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as May 23, 2002 and December 31, 2001 through May 23, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 23, 2002 and from December 31, 2001 through May 23, 2002, with respect to cash securities reflected in the investment account of the Company maintained by Canandaigua National Bank & Trust Company.

The Canandaigua Funds

By:

________________________________________
Donald C. Greenhouse
Secretary/Treasurer

July 26, 2002
219: